File No. 812-15629

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of the Application of:

TCW DIRECT LENDING VII LLC

TCW SPECIALTY LENDING EVERGREEN FUND LLC

TCW ASSET MANAGEMENT COMPANY LLC

515 South Flower Street

Los Angeles, California 90071

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 12(d)(1)(J), 57(c), 57(i), AND 60 OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

Please direct all communications, notices and orders to:

Vadim Avdeychik

Clifford Chance US LLP

Two Manhattan West

375 9th Avenue

New York, New York 10001

(212) 878-8000

vadim.avdeychik@cliffordchance.com

Copies to:

Andrew Bowden, Esq.

Executive Vice President and

General Counsel

The TCW Group, Inc.

515 South Flower Street

Los Angeles, California 90071

(213) 244-0000

Page 1 of 28 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on January 15, 2025

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:	:
TCW DIRECT LENDING VII LLC TCW SPECIALTY LENDING EVERGREEN FUND LLC TCW ASSET MANAGEMENT COMPANY LLC 515 South Flower Street Los Angeles, California 90071 File No. 812-15629	: : : : : : : : : : :

Amended and Restated Application for an Order pursuant to Sections 12(d)(1)(J), 57(c), 57(i), and 60 of the Investment Company Act of 1940 and Rule 17d-1 Under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4) of the Act and Rule 17d-1 Under the Act

INTRODUCTION

The following entities hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 12(d)(1)(J), 57(c), 57(i), and 60 of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that may otherwise be prohibited by any or all of Sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4):

•	TCW Direct Lending VII LLC (the “Company”)

•	TCW Specialty Lending Evergreen Fund LLC (the “Extension Fund”), and

•	TCW Asset Management Company LLC (“TAMCO” and, together with the Company and the Extension Fund, the “Applicants”).

As discussed more fully below, the Applicants request the Order to the extent necessary to permit the Applicants and certain TCW Directors, Officers and Employees (as defined below) to complete the Proposed Transactions (as defined below).

I.	DESCRIPTION OF APPLICANTS

a.	The Company

The Company, a Delaware limited liability company, is a closed-end management investment company that has elected to be regulated as a business development company

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

(“BDC”)3 under the Act.4 On September 1, 2017, it filed a registration statement on Form 10 to register limited liability company units (“Units”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The registration statement on Form 10 includes information regarding the Company’s Objectives and Strategies.5 The Company commenced investment activities on April 13, 2018.

As described in greater detail below under “Background of the Proposed Transactions,” the Company has been structured as a “private” BDC. The Company does not intend to list its Units on a national securities exchange.

The Company operates as a direct lending company that seeks to generate risk-adjusted returns primarily through direct investments in senior secured loans made to middle-market companies or other companies that are engaged in various businesses. Although the Company focuses primarily on investing in senior secured debt obligations, it may also invest on occasion in unsecured obligations. In addition, the Company may invest in equity instruments issued in combination with a debt investment. The Company’s investments are typically in highly leveraged companies. The debt obligations issued by these companies are not rated by any rating agency or, if rated, generally receive a “rating” below investment grade from a nationally recognized statistical rating organization. The Company’s typical investment commitment is between $20 million and $150 million. During its investment period, the Company considered providing financing to portfolio companies for various purposes, including corporate acquisitions, growth opportunities, liquidity needs, recapitalizations, debtor-in-possession loans, bridge loans, and Chapter 11 exits.

Holders of the Company’s Units (“Unitholders”) made capital commitments of $1,373,401,000, of which, as of June 30, 2024, $1,208,000,000 have been called and contributed and $165,401,000 have not yet been called. As the Company’s commitment period ended on May 16, 2021, the Company generally will not be permitted to make additional portfolio investments on a going-forward basis other than certain follow-on investments and investments that were in process prior to the termination of the commitment period. The Company does not have any preferred units outstanding. Pursuant to two credit facilities, the Company has $223,000,000 of total debt outstanding as of June 30, 2024.

The Company is overseen by a board of directors (the “Company Board”) currently comprising five persons. Four of these directors are not, and a majority of the directors at all times will not be, “interested persons” within the meaning of Section 2(a)(19) (“Non-Interested Directors”).

[3]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[4]	The Company filed Form N-6F on October 2, 2017, and Form N-54A on December 29, 2017.

[5]

“Objectives and Strategies” means the Company’s investment objectives and strategies, as described in the Company’s registration statement on Form 10, other filings the Company has made with the Commission under the Securities Act, or under the Exchange Act, and the Company’s reports to Unitholders.

The Company intends to continue to qualify each year for treatment as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

b.	The Extension Fund

The Extension Fund was formed on December 19, 2024, is organized under the laws of the State of Delaware as a limited liability company and is currently a wholly owned subsidiary of the Company. The Extension Fund intends to elect to be regulated as a BDC, and is expected to qualify each year for treatment as a RIC. Its investment objective and investment policies will be substantially similar to the Company’s Objectives and Strategies. The board of directors of the Extension Fund (the “Extension Fund Board” and, together with the Company Board, the “Boards”) will initially be designated by the Company in its capacity as initial member of the Extension Fund prior to the Exchange (as defined below), in consultation with the Company’s management and the Company Board.

As described in greater detail below under “Background of the Proposed Transactions,” the Extension Fund will initially be structured as a private BDC, and will be authorized to conduct a public offering or listing of its common units (or equivalent interests) (the “Shares”). The Extension Fund does not, however, intend to otherwise commence operations unless and until the relief requested herein is granted and the transaction permitted by such relief have been effected.

c.	TAMCO

TAMCO, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). It is a wholly owned subsidiary of The TCW Group, Inc.

TAMCO serves as investment adviser to the Company pursuant to the terms of an investment advisory and management agreement entered into between the Company and TAMCO (the “Advisory Agreement”), which has been approved by the Company Board and the Unitholders. Under this agreement, TAMCO manages the portfolio of the Company in accordance with its Objectives and Strategies, makes investment decisions, places purchase and sale orders for portfolio transactions, and otherwise manages day-to-day operations, subject to the oversight of the Company Board.

As the Company’s commitment period has ended, the Advisory Agreement currently provides that the Company pays to TAMCO, quarterly in arrears, a management fee equal to 0.375% (i.e., 1.50% per annum) of the average gross assets of the Company on a consolidated basis, with the average determined based on the gross assets of the Company as of the end of the three most recently completed calendar months. TAMCO also receives an incentive fee pursuant to the Advisory Agreement equal to 20% of the Company’s profits calculated on a cumulative basis after Unitholders have collectively received a return of their aggregate capital contributions to the Company and a 9% internal rate of return hurdle has been met, subject to a “catch-up” in favor of TAMCO.

TAMCO also intends to serve as investment adviser to the Extension Fund pursuant to an investment advisory and management agreement it intends to enter into with the Extension Fund. The Extension Fund Board and the Company, in its capacity as initial shareholder of the Extension Fund, will approve the agreement prior to the Contribution Transaction and the Share Issuance (each as defined below).

TAMCO has made a de minimis $1,000 commitment to the Company and certain directors and officers of the Company and employees of TCW LLC, an affiliate of TAMCO, (“TCW Directors, Officers and Employees”) have also made commitments totaling $26 million to the Company (representing 1.89% of aggregate commitments).

II.	THE PROPOSED TRANSACTIONS

The Applicants are applying to the Commission for an Order to permit them to conduct the Proposed Transactions. As further described below, the Proposed Transactions would provide the Company’s Unitholders with the option to either (i) continue to hold Units in the Company for the duration of the Company’s finite term or (ii) exchange all or a portion of their Units for an equivalent number of Shares of the Extension Fund, in a manner designed to ensure that the interests of Unitholders who elect to remain invested in the Company and the interests of the Electing Unitholders (as defined herein) will not be diluted as a result of effecting the Proposed Transactions, and with the understanding that the Extension Fund may subsequently conduct a public offering or listing of its Shares.

a.	Background of the Proposed Transactions

The Company has been structured as a private BDC. Unlike a traditional publicly listed BDC that typically commences operations after completing an initial public offering, the Company initially raised capital by conducting private offerings of its Units to investors in reliance on the exemption from registration provided by Rule 506 of Regulation D (“Regulation D”) under the Securities Act of 1933, as amended (the “Securities Act”). Specifically, the Company entered into subscription agreements with its Unitholders, pursuant to which the Unitholders purchased Units from and made corresponding capital commitments to the Company. To fund its investment activities, the Company has drawn down those capital commitments on an as-needed basis. The Units are not traded on any securities exchange and are not freely transferable, and the Company does not conduct periodic repurchases of Units from Unitholders. Instead, Unitholders are provided liquidity on their investment through periodic distributions by the Company in combination with the Company’s finite term, as reflected in the Company’s limited liability operating agreement (the “LLC Agreement”). In that regard, the LLC Agreement provides that the Company will be dissolved upon the expiration of its six-year term (subject to any extensions of the term in accordance with the procedures set forth in the LLC Agreement). The original six-year term of the Company expired on April 13, 2024. On December 20, 2023, the Company Board approved a one-year extension of the Company’s term from April 13, 2024 to April 13, 2025, which may be further extended by the Company Board or Unitholders. Upon the eventual expiration of the term of the Company, the Company’s assets will be liquidated in an orderly manner, capital will be returned to the Unitholders, and the Company will wind up and dissolve. Because the Company’s investment period has ended, the Company generally does not make new investments (other than certain follow-on investments and investments that were significantly in process prior to the termination of the investment period).

Like the Company, most private BDCs provide investors with liquidity on their investment through periodic distributions in combination with the BDC’s finite term. However, unlike other BDCs, the Company’s organizational documents do not permit the Company to conduct a public offering or listing of its Units without approval of the Company Board. In addition, the Company has agreed to a covenant with its Unitholders providing that no Unitholder will be required to participate in a publicly traded vehicle without such Unitholder’s consent. This framework resulted from negotiations with several of the Company’s investors, who, as a commercial matter, were not prepared to authorize the Company to proceed with a public offering or listing of its Units without obtaining the approval of each investor. The Company’s investors instead insisted on maintaining complete optionality over the possibility of participating in a publicly available vehicle.

The Company’s organizational documents outline a framework that balances investor optionality with the desirability to engage in a public offering or listing transaction at a later stage. The Company’s LLC Agreement provides for the ability of the Company to engage in a “split-off” transaction, which would be implemented through the Proposed Transactions. Specifically, the LLC Agreement provides that at any time after the second anniversary of the Company’s initial closing date (April 13, 2018) the Company may offer Unitholders the option to elect to, among other things, (i) retain their ownership of Units in the Company for the duration of its term with no material changes to the existing economics of the Unitholder’s investment; or (ii) exchange their Units for shares of common stock in a newly formed fund (i.e., the Extension Fund) that would elect to be treated as a BDC and a RIC under Subchapter M of the Code and would generally operate as the Company is described to operate in its registration statement, but with an extended commitment period and term. To effect this option, the LLC Agreement provides that: (1) the Company would transfer a pro rata portion of its assets and liabilities attributable to the Unitholders that elect to invest in the Extension Fund (such Unitholders, “Electing Unitholders”) to the Extension Fund and (2) the Units of the Electing Unitholders would be exchanged for Extension Fund Shares. If the Company does not complete the Proposed Transactions, the Company will continue operations under its existing structure and commence liquidation at the end of its term in accordance with its organizational documents.

The Applicants emphasize that the split-off transaction was described in the Company’s LLC Agreement (which was approved and executed by each Unitholder) and prominently disclosed in the Company’s private placement memorandum (which was reviewed by each Unitholder prior to its investment decision).

Following the completion of the Proposed Transactions, the Extension Fund would initially conduct its operations as a private BDC. The organizational documents of the Extension Fund will not restrict the ability of the Extension Fund to conduct a public offering or listing of its Shares.

b.	Description of the Proposed Transactions

If the Order is granted, the Applicants propose to complete an exchange offer, as more fully described below, pursuant to which Unitholders may elect to exchange all or a portion of their Units for an equivalent number of Shares of the Extension Fund. The offer of the Extension Fund’s Shares will be conducted as a private placement pursuant to Regulation D and made in compliance with Rule 13e-4 under the Exchange Act and Section 23(c)(2) of the Act (the “Exchange Offer”). The closing of the Exchange will be subject to certain conditions that must be satisfied or, where permissible, waived by the Company before the expiration of the Exchange Offer.

To effect the Exchange Offer, the Applicants will engage in certain incremental steps and transactions, which are outlined in chronological order below.

The Exchange Offer and the Share Issuance (as defined below) are referred to herein as the “Exchange” and, together with the Refinancing and the Contribution Transaction (each defined below), as the “Proposed Transactions.”

i.	Steps Occurring Prior to the Commencement of the Exchange Offer

The Exchange Offer will not commence unless and until:

•	the Boards (including a “required majority” as defined in Section 57(o) of the Act of the directors of each Board) make all of the necessary determinations required under this application;

•	the Boards authorize and approve the Proposed Transactions;

•	the Company Board approves participation in the Exchange by any “remote” affiliates of the Company, as described in Section 57(d) of the Act, as required under Section 57(f) of the Act; and

•

the Extension Fund will be formed as a wholly owned subsidiary of the Company and the Extension Fund Board (including a “required majority” as defined in Section 57(o) of the Act of the directors) and the Company, in its capacity as initial shareholder of the Extension Fund, each approve the investment advisory agreement between the Extension Fund and TAMCO, pursuant to which such entity will serve as investment adviser to the Extension Fund.

The Applicants expect that the terms of the investment advisory agreement will be determined based on prevailing market conditions and that the Extension Fund will adopt an advisory fee structure that is similar to comparable BDCs, and such terms will be fully disclosed to Unitholders in the offering memorandum (the “Offer to Exchange”) which will also be filed by the Company with the Commission as an exhibit to the Schedule TO (the “Schedule TO”).6

[6]

Potential changes to the terms of the agreement during the pendency of the Exchange Offer resulting from discussions with Unitholders or other logistical considerations may require the Extension Fund Board and the

Details and additional terms and conditions regarding the calculation of the management fee and incentive fee will be fully disclosed to all Unitholders in the Offer to Exchange prior to their decision whether to participate in the Exchange Offer.

ii.	Steps Occurring Simultaneously with the Commencement of the Exchange Offer

Simultaneously with the commencement of the Exchange Offer, the Extension Fund will distribute the Offer to Exchange to Unitholders, file the Schedule TO as described above and a Form N-6F notice of intent to elect to be regulated as a BDC under the Act.

iii.	Steps Occurring Simultaneously with the Closing of the Exchange Offer

Organizational Matters

Assuming that all conditions to the Exchange Offer have been met, immediately prior to (and effectively contemporaneously with) the closing of the Exchange Offer, the Contribution Transaction and the Share Issuance, the Company and the Extension Fund will take the following steps:

•

The Extension Fund will file its certificate of formation and, if applicable, an amended and restated certificate of formation and adopt a limited liability company agreement and, if applicable, an amended and restated limited liability company agreement.

•	The Extension Fund will file a Form 10 to register its Shares under the Exchange Act.

•	The Extension Fund will file a Form N-54A to elect to be regulated as a BDC under the Act.

•	The Extension Fund will enter into a subscription agreement with each Electing Unitholder, pursuant to which each Electing Unitholder will make a capital commitment to the Extension Fund.

•	The Extension Fund will enter into the investment advisory agreement and a separate administration agreement, each with TAMCO.

Company, in its capacity as initial shareholder of the Extension Fund, to amend the agreement after the commencement of the Exchange Offer. However, the Applicants confirm that any amendments to the investment advisory agreement will be approved by the Extension Fund Board and the Company and entered into by the Extension Fund and TAMCO prior to the Contribution Transaction and the Share Issuance. The Applicants also confirm that even if Section 57 of the Act does not apply to the Extension Fund at the time the Extension Fund Board approves the investment advisory agreement or any amendment thereto, a “required majority” (as defined in Section 57(o) of the Act) of the Extension Fund Board would approve the agreement as if the Extension Fund were subject to Section 57 at that time.

Refinancing

Also immediately prior to (and effectively contemporaneously with) the closing of the Exchange, the Contribution Transaction and the Share Issuance, the Extension Fund and the Company plan to refinance any debt outstanding in the Company (the “Refinancing”):

•

The Extension Fund will enter into a new credit facility and draw down an amount equal to the pro rata portion of the Company’s existing indebtedness immediately prior to the closing of the Exchange Offer attributable to the Units that have been validly tendered by Electing Unitholders and accepted for exchange, which amount will be distributed to the Company and will be used to pay down the Company’s current outstanding senior secured revolving credit facility.

Following the Refinancing, the aggregate indebtedness outstanding under the Company’s existing credit facility and the Extension Fund’s credit facility is expected to be equal to or less than the indebtedness outstanding under the Company’s credit facility immediately prior to the Exchange (setting aside for these purposes indebtedness incurred in the ordinary course of operations).

Contribution Transaction

Simultaneously with the Share Issuance, the Company will transfer to the Extension Fund a pro rata portion of each of the Company’s assets and liabilities, including each of the Company’s portfolio investments, in proportion to the percentage of Units tendered by Electing Unitholders and accepted for exchange (the “Contribution Transaction”). The Applicants emphasize that this computation will be purely an objective and formulaic exercise determined solely on the basis of the percentage of Electing Unitholders, and will not be impacted by the valuation of the Company’s assets or any other factor that would impart an element of discretion. In that regard, the Applicants submit that the Company’s legal interest in each of its existing portfolio investments is capable of being proportionally assigned or similarly transferred (by way of assignment, participation or other similar transfer) on a pro rata basis by the Company to the Extension Fund to ensure strict conformance to this methodology. Each of the credit agreements and loan documents governing the terms of the Company’s assets, which primarily consist of loans and other private investments in middle-market companies, permits an assignment, participation or similar transfer by the Company to the Extension Fund without the need for the written consent of any administrative or collateral agent, borrower or other party.

Material liabilities of the Company (other than those arising under the Company’s credit facility), which currently consist of accrued fees and expenses and unrealized depreciation on unfunded commitments, are also capable of being proportionally assigned or similarly transferred on a pro rata basis by the Company to the Extension Fund. The Company intends that each item of the accrued fees and expenses would be paid off by the Company prior to the completion of the Contribution Transaction or a pro rata portion transferred to the Extension Fund as part of the Contribution Transaction, and the unrealized depreciation on unfunded commitments would be apportioned pro rata between the Company and the Extension Fund in proportion to the percentage of Electing Unitholders (i.e., in the same proportion as the related investment). Accordingly, the Contribution Transaction will result in the Extension Fund’s assumption of its pro rata portion of each of the Company’s assets and liabilities based on the percentage of Electing Unitholders prior to the Exchange.

Thus, immediately following the Proposed Transactions, both the Electing Unitholders and the remaining Unitholders will own the same pro rata interest in the same underlying portfolio investments as they did immediately prior to the Proposed Transactions, except that such ownership will be represented by interests in one of two separate entities, rather than solely by Units in the Company.

Share Issuance

Finally, simultaneously with the Contribution Transaction, the Extension Fund will issue the applicable number of Shares to each Electing Unitholder in exchange for the corresponding number of Units accepted by the Company from such Electing Unitholder in the Exchange Offer (the “Share Issuance”), and the Shares of the Extension Fund held by the Company will be automatically cancelled for no consideration by operation of the Extension Fund’s then-effective certificate of incorporation.

The Applicants expect that the Share Issuance will be a taxable exchange for Electing Unitholders, who will recognize gain (or loss) equal to the difference between the fair market value of the Shares of the Extension Fund and the tax basis such Unitholders have in their Units. These consequences will be fully disclosed to investors prior to their decision to participate in the Exchange. It is not expected that the Exchange will give rise to any material amount of taxable income or gain for the Company or non-electing Unitholders, or that any other materially adverse tax consequences would arise for the Company or non-electing Unitholders.

c.	Benefits of the Proposed Transactions; Protective Measures

The Applicants believe that the Proposed Transactions would result in a number of benefits for the Company’s existing Unitholders.

•	The Proposed Transactions provide the Company’s Unitholders with the optionality that was negotiated for and that was disclosed to them at the time of their investment in the Company.

•

The Proposed Transactions enable the Company’s investors to participate in the Extension Fund in a manner that potentially alleviates certain inefficiencies associated with the ramp-up period of a newly formed BDC, including identifying suitable investments and complying with Subchapter M of the Code.

•

The Proposed Transactions will position the Extension Fund to operate as a BDC with the goals of achieving greater economies of scale and potentially completing a public offering or listing of its Shares.

The Applicants will take the following measures to ensure that the Proposed Transactions are undertaken on favorable terms to both the Company’s non-electing Unitholders and the Electing Unitholders:

•	The Boards, including a “required majority” (as defined in Section 57(o) of the Act) of the directors of each, will be required to approve the Proposed Transactions, and will have determined that:

•	the Proposed Transactions are in the best interests of the Company or the Extension Fund, as applicable;

•	the interests of Unitholders who elect to remain invested in the Company and the interests of the Electing Unitholders will not be diluted as a result of effecting the Proposed Transactions; and

•

following the Proposed Transactions, all Unitholders including the Electing Unitholders, will hold the same pro rata interest in the same underlying portfolio investments as immediately prior to the Exchange.

•

The Company Board, including a “required majority” (as defined in Section 57(o) of the Act) of the directors, will approve the participation in the Exchange by any “remote” affiliates of the Company, as described in Section 57(d) of the Act, as required under Section 57(f) of the Act.

•

The Company will not proceed with the Proposed Transactions unless a minimum of 50% of Unitholders (based on Units outstanding), elect to participate in the Exchange as Electing Unitholders (the “Minimum Condition”).

•	Under no circumstances will non-electing Unitholders who do not wish to participate in the Exchange be required to tender or redeem their Units of the Company.

•

The Extension Fund Board, including a “required majority” (as defined in Section 57(o) of the Act) of the directors will approve the Extension Fund’s investment advisory agreement with TAMCO prior to the Contribution Transaction and the Share Issuance.

•

The Company in its capacity as initial shareholder of the Extension Fund will approve the Extension Fund’s investment advisory agreement with TAMCO prior to the Contribution Transaction and the Share Issuance, which actions will be approved by the Company Board prior to the commencement of the Exchange Offer.

•	The terms of the Extension Fund’s investment advisory agreement with TAMCO will be fully disclosed to all Unitholders in the Offer to Exchange in connection with the Proposed Transactions.

•	The Company will not pay TAMCO any incentive fee in respect of the exchanged Units.

•	The investment objectives and policies of the Extension Fund will be substantially similar to the Company’s Objectives and Strategies.

•

The Company’s management and incentive fees will remain unchanged and the Proposed Transactions will not result in additional incremental fees for the Company’s Unitholders during the remainder of the Company’s finite term.

The costs and expenses of effecting the Proposed Transactions, including the fees and expenses of counsel and accountants and printing and registration fees and the costs incurred in connection with this Application will be borne by the Extension Fund, with such expenses subject to the approval of the Non-Interested Directors of the Extension Fund. All costs and expenses relating to the organization and operation of the Extension Fund (including expenses related to the Form 10 and entry into the Extension Fund’s credit facility as part of the Refinancing), will be borne by the Extension Fund as fully disclosed to investors prior to their decision to participate in the Exchange.

III.	RELIEF REQUESTED

Applicants hereby request an Order pursuant to (i) Section 57(c), granting an exemption from Sections 57(a)(1) and 57(a)(2), (ii) Rule 17d-1, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4), and (iii) Section 12(d)(1)(J), as made applicable to BDCs by Section 60, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C), to the extent necessary to permit the Applicants to complete the Proposed Transactions.

a.	Sections 57(a)(1) and 57(a)(2)

Section 57(a)(1) provides that it shall be unlawful for any person who is related to a BDC in a manner described in Section 57(b)7,8, acting as principal, to sell to such BDC, or to a company controlled by such BDC, any securities or other property unless such sale involves solely (emphasis added) (i) securities of which the buyer is the issuer or (ii) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities.

Section 57(a)(2) provides that it shall be unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, to purchase from such BDC, or from a company controlled by such BDC, any securities or other property except for securities of which the seller is the issuer.

The Company may be viewed as an affiliated person of the Extension Fund under Section 2(a)(3)(C) because the Company will own 100% of the Extension Fund’s voting securities until the consummation of the Proposed Transactions. In addition, because the Applicants expect that the Extension Fund will enter into an investment advisory agreement with TAMCO before the consummation of the Exchange, the Company and the Extension Fund may also be viewed as affiliated persons of each other as a result of being under the common control of TAMCO.

Section 57(a)(1) may prohibit the Contribution Transaction if the above affiliations occur, because the Company could be deemed to be “selling” assets to the Extension Fund, a BDC, as a result of the Contribution Transaction.

[7]

Section 57(b) specifies the persons to whom the prohibitions of Sections 57(a)(1), (a)(2) and (a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; and (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Section 2(a)(9) also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

[8]

Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule (emphasis added).

Section 57(a)(2) could also be deemed to prohibit the Contribution Transaction if the above affiliations occur because the Extension Fund could be deemed to be “purchasing” assets from the Company, a BDC, as a result of the Contribution Transaction.

Because the Extension Fund may be viewed as an affiliated person of the Company not only because it is directly or indirectly controlled by the Company, a BDC, but also because of additional levels of affiliation (such as being under common control with the Company, and sharing an investment adviser pursuant to the Extension Fund’s investment advisory agreement with TAMCO), Rule 57b-1 will not exempt the Company and the Extension Fund from being subject to the prohibitions of Section 57(a).

In addition, the TCW Directors, Officers and Employees may be similarly prohibited by Section 57(a)(1) and (2) from participating in the Share Issuance as a result of tendering their Units in the Exchange. The TCW Directors, Officers and Employees are affiliated persons of the Company either because they are directors or officers of the Company, a BDC, and affiliated pursuant to Section 57(b)(1), or they are employees of an entity under common control with TAMCO and are therefore affiliated pursuant to Section 57(b)(1) or (2) and Section 2(a)(3)(C).

As a result of these affiliations, the participation of TCW Directors, Officers and Employees in the Share Issuance could be prohibited under Section 57(a)(1), because tendering their Units to the Company as part of the Exchange may constitute a “sale” by such affiliated persons of the Company’s securities to the Company. Similarly, such affiliated persons’ receipt of Extension Fund Shares in the Share Issuance in exchange for Units tendered and accepted in the Exchange may constitute a “purchase” of such Shares prohibited by Section 57(a)(2).

For these reasons, in the absence of an exemptive order, Section 57(a) might prohibit the Contribution Transaction and the Share Issuance.

b.	Section 57(a)(4) and Rule 17d-1, as made applicable to BDCs by Section 57(i)

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1 prohibits any person who is related to a BDC in a manner described in Section 57(b)9, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of

[9]	See note 9.

the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

As explained above, the Company and the Extension Fund may be viewed as affiliated persons of each other in a manner described in Section 57(b). Further, certain TCW Directors, Officers and Employees who have invested in the Company may also be viewed as affiliated persons of the Company pursuant to Section 57(b).

Each of the Exchange, Refinancing and Contribution Transaction will independently involve a level of coordination that may indicate the existence of a “joint arrangement” as described under Rule 17d-1. Considered together, the Proposed Transactions will require a considerable degree of coordination between the Company, the Extension Fund and TAMCO. The Company and the Extension Fund (as well as their respective Boards) will collaborate to prepare for and implement the Exchange, including for purposes of preparing the information required to be included on Schedule TO and the disclosure in the Offer to Exchange. TAMCO will assist in implementing the Exchange by receiving and processing letters of transmittal and related documentation submitted by Electing Unitholders. For purposes of implementing the Share Issuance, the Company must coordinate with the Extension Fund to ensure that the appropriate number of Shares are issued to each Electing Unitholder based on the number of Units tendered by such Electing Unitholder and accepted by Company.

The Refinancing will also involve a significant amount of coordination between the Company and the Extension Fund, as the Extension Fund will enter into a new credit facility and draw down an amount equal to the pro rata portion of the Company’s existing indebtedness immediately prior to the closing of the Exchange Offer attributable to the Units that have been validly tendered and accepted for exchange, and then distribute that amount to the Company in order for the Company to pay down the corresponding portion of its existing credit facility.

Finally, the Contribution Transaction will also require a high degree of coordination between the Company, the Extension Fund and TAMCO or affiliate thereof, such that it will constitute a joint arrangement. The Company and the Extension Fund will enter into agreements assigning, participating or similarly transferring a pro rata portion of each of the Company’s assets to the Extension Fund in proportion to the percentage of Units tendered by Electing Unitholders and accepted for exchange, and will coordinate to apportion a pro rata portion of the Company’s unrealized depreciation on unfunded commitments between the Company and the Extension Fund.

There are a number of potential conflicts of interest that could arise as a result of the Company’s and the Extension Fund’s participation in the joint arrangements constituting the Proposed Transactions. For example, given the potential participation of TCW Directors, Officers and Employees in the Proposed Transactions, TAMCO could theoretically be motivated to select and transfer more favorable assets from the Company to the Extension Fund as part of the Contribution Transaction or to structure the Proposed Transactions in a way that disproportionately favors the TCW Directors, Officers and Employees over other Electing or non-electing Unitholders. In addition, the Extension Fund will be entering into a new investment advisory agreement with TAMCO with terms that are structurally different from the terms of the Company’s investment advisory agreement with TAMCO. For example, because the Company has a finite term, the management and incentive fees that TAMCO receives from the Company will be limited, whereas, because the Extension Fund has a potentially indefinite term, TAMCO may receive such fees from the Extension Fund indefinitely (as long as it serves as investment adviser to the Extension Fund). TAMCO could therefore be motivated to engage in the Proposed Transactions in order to obtain for it or its affiliate potentially more favorable incentive and management fees from the Extension Fund as compared to the fees TAMCO receives pursuant to the investment advisory agreement with the Company. These potential conflicts of interest are illustrative of the concerns that Section 57(a)(4) and Rule 17d-1 were designed to address, and therefore provide additional indicia that the Proposed Transactions should be considered a joint arrangement.

Applicants therefore request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants and the TCW Directors, Officers and Employees in the Proposed Transactions may be deemed to constitute a prohibited joint transaction.

c.	Sections 12(d)(1)(A) and 12(d)(1)(C), as made applicable to BDCs by Section 60[10]

Section 12(d)(1)(A) of the Act, made applicable to BDCs by Section 60 to the same extent as if they were registered closed-end investment companies, places limitations on the ability of a registered investment company to acquire the securities of any other investment company and on the ability of any investment company to acquire the securities of a registered investment company.11

[10]

The Applicants have evaluated the application of Rule 12d1-4 under the Investment Company Act to the Proposed Transactions and have determined that, considering certain conditions of Rule 12d1-4, it is appropriate to request that an Order pursuant to Section 12(d)(1)(J), as made applicable to BDCs by Section 60 of the Investment Company Act, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C) be granted, to the extent necessary to permit the Applicants to complete the Proposed Transactions as contemplated herein.

[11]	Specifically, Section 12(d)(1)(A) provides that:

“It shall be unlawful for any registered investment company (the “acquiring company”) and for any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any other investment company (the “acquired company”) and for any investment company (the “acquiring company”) and any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any registered investment company (the “acquired company”), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate—

(i) More than three per centum of the total outstanding voting stock of the acquired company;

(ii) Securities issued by the acquired company having an aggregate value in excess of five per centum of the value of the total assets of the acquiring company; or

Section 12(d)(1)(C) of the Act, similarly made applicable to BDCs by Section 60 to the same extent as if they were registered closed-end investment companies, places limitations on the ability of an investment company to acquire the securities of a registered closed-end investment company.12

The Applicants are concerned that the Proposed Transactions may be viewed as technically violating the above provisions because prior to the Exchange, the Company will own 100% of the Shares of the Extension Fund, even though such ownership, while the Extension Fund is expected to be a BDC, would exist for only a momentary period.13 At the time of the formation of the Extension Fund and prior to the time of the Exchange, the Company will hold more than 3% of the voting stock of the Extension Fund (as it will hold 100% of such stock) and the value of the Company’s holdings of Extension Fund Shares may exceed 5% of the Company’s assets for a momentary period. In addition, because the Company and the Extension Fund both will have elected to be treated as BDCs and will share a common investment adviser (TAMCO), the Proposed Transactions could be viewed as technically violating Section 12(d)(1)(C) due to the fact that the Company will own more than 10% of the voting stock of the Extension Fund while it is a BDC for a momentary period.

IV.	JUSTIFICATION FOR THE REQUESTED RELIEF

a.	Statutory Standards

The Applicants submit that granting the exemptive relief described herein would meet all applicable statutory standards. Set forth below is a discussion of each section of the Act relevant to the relief discussed in this application for exemptive relief.

i.	Section 57(a)(1) and (a)(2)

The Applicants are requesting an Order pursuant to Section 57(c) from the provisions of Sections 57(a)(1) and 57(a)(2) in order to permit the Applicants to effect the Contribution Transaction and the Share Issuance. Section 57(c) authorizes the Commission to issue such an exemptive order if three conditions are met:

(1)	the terms of the Contribution Transaction and the Share Issuance, including the consideration to be paid or received, are reasonable and fair and do not involve

(iii) Securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.”

[1][2]	Specifically, Section 12(d)(1)(C) provides that:

“It shall be unlawful for any investment company (the “acquiring company”) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.”

[13]

As described in Section II above under “Description of the Proposed Transactions,” immediately prior to (and effectively contemporaneously with) the closing of the Exchange Offer, the Contribution Transaction and the Share Issuance, the Extension Fund will file a Form N-54A to elect to be regulated as a BDC under the Act.

overreaching of the BDC or its shareholders or partners on the part of any person concerned;

(2)

the Contribution Transaction and the Share Issuance are consistent with the policy of the BDC, as recited in the filings made by such company with the Commission under the Securities Act, its registration statement and reports filed under the Exchange Act, and its reports to shareholders or partners; and

(3)	the Contribution Transaction and the Share Issuance are consistent with the general purposes of the Act.

The Applicants submit that the Contribution Transaction and the Share Issuance satisfy the above conditions.

The terms of the Contribution Transaction, including the consideration to be paid or received, are fair and reasonable and involve no element of overreaching. A number of protective measures mitigate the possibility of non-electing Unitholders suffering prejudice as a result of the Contribution Transaction. Crucially, the transfer by the Company of a pro rata portion of each of its assets and liabilities to the Extension Fund as contemplated by the Contribution Transaction will be determined solely on the basis of the percentage of Electing Unitholders, which is purely an objective and formulaic exercise. Since the Company’s legal interest in each of its existing portfolio investments is capable of being proportionally assigned (or similarly transferred) on a pro rata basis by the Company to the Extension Fund, the implementation of the transfer will not be impacted by the valuation of the Company’s assets or any other discretionary factor that could potentially prejudice electing or non-electing Unitholders or create an opportunity for overreaching. In addition, as discussed above, the Company Board and the Extension Fund Board will each have made certain determinations in connection with the Contribution Transaction. Furthermore, the Company’s management and incentive fees will remain unchanged, and the Contribution Transaction (and the Proposed Transactions more generally), will not result in additional incremental fees for the Company’s Unitholders during the remainder of the Company’s finite term. Under no circumstances will the Company require non-electing Unitholders to tender or redeem their Units of the Company, and Unitholders who wish to remain invested in the Company during the remainder of the Company’s finite term will be able to do so regardless of the percentage of Units tendered by Electing Unitholders and accepted for exchange. Collectively, these measures ensure that Unitholders who elect to remain invested in the Company will not suffer any prejudice as a result of the Contribution Transaction, therefore assuring that each Unitholder can evaluate the Contribution Transaction and the Exchange Offer based on their merits, free from the possibility of coercion or undue influence on the part of TAMCO and its affiliates.

The terms of the Contribution Transaction are fair and reasonable from the perspective of Electing Unitholders, as well. The Offer to Exchange and any other disclosure materials delivered to Unitholders in connection with the Exchange Offer will fully describe the material terms of the Exchange and the mechanics of the Contribution Transaction in accordance with the applicable Exchange Act rules, assuring that each Electing Unitholder will have received all material information to evaluate participating in the Exchange and the effects of the Contribution Transaction.

The Contribution Transaction and the Share Issuance are also fair and reasonable from the perspective of Electing and non-Electing Unitholders in relation to the TCW Directors, Officers and Employees. All Unitholders, including the TCW Directors, Officers and Employees, will have the opportunity to participate in the Exchange Offer on the same terms, and each will receive Shares of the Extension Fund equivalent to the number of Units tendered and accepted by the Company as part of the Exchange. Because the Extension Fund will receive a pro rata portion of each of the Company’s assets and liabilities determined solely on the basis of the percentage of Electing Unitholders, a purely objective and formulaic exercise in which TAMCO and its affiliates will have no opportunity to exercise discretion, the Contribution Transaction will not favor the TCW Directors, Officers and Employees over other Unitholders.

The Contribution Transaction and the Share Issuance are consistent with the stated investment policies of the Company as fully disclosed to Unitholders. As discussed above, the split-off transaction was described in the Company’s LLC Agreement (which was approved and executed by each Unitholder) and prominently disclosed in the Company’s private placement memorandum and registration statement on Form 10.

Finally, the Boards, including a “required majority” (as defined in Section 57(o) of the Act) of the directors of each, will have determined that:

(1)	the Proposed Transactions are in the best interests of the Company or the Extension Fund, as applicable;

(2)	the interests of Unitholders who elect to remain invested in the Company and the interests of the Electing Unitholders will not be diluted as a result of effecting the Proposed Transactions; and

(3)

following the Proposed Transactions, all Unitholders, including the Electing Unitholders, will hold the same pro rata interest in the same underlying portfolio investments as immediately prior to the Exchange.

ii.	Section 57(a)(4) and Rule 17d-1, as made applicable to BDCs by Section 57(i)

The Applicants are also requesting an Order pursuant to Section 57(i) and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

The Applicants submit that the Proposed Transactions meet the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Sections 57(a)(1) and (a)(2). The Proposed Transactions have been proposed in order to benefit the Company and its Unitholders, including Electing Unitholders, and future investors in the Extension Fund.

The costs and expenses of effecting the Proposed Transactions, including the fees and expenses of counsel and accountants and printing and registration fees and the costs incurred in connection with this Application will be borne by the Extension Fund, with such expenses subject to the approval of the Non-Interested Directors of the Extension Fund. All costs and expenses relating to the organization and operation of the Extension Fund (including expenses related to the Form 10 and entry into the Extension Fund’s credit facility as part of the Refinancing), will be borne by the Extension Fund as fully disclosed to investors in the Offer to Exchange prior to their decision to participate in the Exchange.

As discussed above, to the extent possible, the Company intends to structure the Proposed Transactions to minimize tax consequences for the Company and the non-electing Unitholders.

As noted in Section I above under “TAMCO,” certain TCW Directors, Officers and Employees have also made commitments to the Company representing 1.89% of aggregate commitments. While each TCW Director, Officer or Employee will have the option to elect to participate in the Exchange in the same manner as all other Unitholders, the Applicants currently anticipate that a substantial majority of such individuals will elect to exchange all or a portion of their Units for Shares of the Extension Fund as part of the Exchange. TCW Directors, Officers and Employees will participate in the Exchange pursuant to the same terms and documentation as all other Unitholders. Accordingly, the Applicants believe that the participation by TCW Directors, Officers and Employees in the Exchange should not be characterized as being on a basis different from or less advantageous than the Company, the Extension Fund and Unitholders, and therefore meets the standard for an order pursuant to Rule 17d-1(b).

The Proposed Transactions will not place any of the Company, the Extension Fund or existing Unitholders of the Company in a position less advantageous than that of any other of such persons. The pro rata portion of the Company’s assets and liabilities transferred to the Extension Fund will be in proportion to the percentage of Electing Unitholders, with no discretion given to the Company or any other party. Following the transaction, each Unitholder and Electing Unitholder will own the same pro rata interest in the same underlying portfolio investments (which will be subject to the same valuation policy), leaving all investors in the same investment posture immediately following the Proposed Transactions.

Under no circumstances will the Company require non-electing Unitholders to tender or redeem their Units of the Company, and Unitholders who wish to remain invested in the Company during the remainder of the Company’s finite term will be able to do so regardless of the percentage of Units tendered by Electing Unitholders and accepted for exchange. Non-electing Unitholders will not face increased fee rates as a result of the Proposed Transactions because the Company’s management and incentive fees will remain unchanged and the Proposed Transactions will not result in any additional incremental fees for the Company’s Unitholders during the remainder of the term. The costs and expenses of the Proposed Transactions, including costs incurred in connection with this application, will be borne by the Extension Fund.

As noted above, the Proposed Transactions may present certain potential conflicts of interest, but the Applicants believe that there are safeguards in place which function to ameliorate or resolve these potential conflicts.

The participation of TCW Directors, Officers and Employees in the Proposed Transactions theoretically presents a potential conflict of interest, as TAMCO may be motivated to select and transfer more favorable assets from the Company to the Extension Fund as part of the Contribution Transaction or to structure the Proposed Transactions in a way that disproportionately favors the TCW Directors, Officers and Employees over other Electing or non-electing Unitholders. However, because the pro rata transfer of the Company’s assets and liabilities as part of the Contribution Transaction will be purely an objective and formulaic exercise determined solely on the basis of the percentage of Electing Unitholders, and will not be impacted by the valuation of the Company’s assets or any other factor that would impart an element of discretion, TAMCO will not be permitted to exercise any discretion in connection with the selection, apportionment or transfer of assets from the Company to the Extension Fund.

The Extension Fund will be entering into a new investment advisory agreement with TAMCO with terms that are structurally different from the terms of the Company’s investment advisory agreement. The incentive and management fees received by TAMCO from the Extension Fund may be deemed to be more favorable than the fees TAMCO currently receives from the Company. However, the Applicants believe that a number of factors mitigate any potential conflicts of interest.

First, under no circumstances will the Company require non-electing Unitholders to tender or redeem their Units of the Company, therefore ensuring that each Unitholder who wishes to remain invested in the Company will be subject the Company’s existing fee structure without any modifications. In that regard, the Applicants expect that the terms of the investment advisory agreement will be determined based on prevailing market conditions and that the Extension Fund will adopt an advisory fee structure that is similar to comparable BDCs, and such fees payable by the Extension Fund will be comprehensively disclosed to all Unitholders in the Offer to Exchange. Finally, a “required majority” (as defined in Section 57(o) of the Act) of the Extension Fund Board will approve the investment advisory agreement.

Any corollary benefit to TAMCO does not lessen the benefits to the Company, the Extension Fund and their investors, and in approving the Proposed Transactions the Boards will specifically consider the effect of these fees paid by investors in the Extension Fund.

iii.	Sections 12(d)(1)(A) and 12(d)(1)(C), as made applicable to BDCs by Section 60

The Applicants are requesting an Order pursuant to Section 12(d)(1)(J) of the Act from the provisions of Section 12(d)(1)(A) and Section 12(d)(1)(C) of the Act, as described above, in order to permit the Applicants to effect the Proposed Transactions. Section 12(d)(1)(J) provides that:

“The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

The Applicants submit that the requested exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) meets the Section 12(d)(1)(J) standards.

The Proposed Transactions are consistent with the public interest in that, as explained above, it is intended to result in a benefit to non-electing Unitholders, Electing Unitholders and potential future retail investors in the Extension Fund.

In addition, the Proposed Transactions are consistent with investor protection. The provisions of Section 12(d)(1) are based primarily on Congress’ concern that “(1) there is a danger of control by [a] fund holding company of portfolio companies of underlying mutual funds and, (2) there is a layering of costs to investors in terms of duplication of administrative expenses, sales charges and advisory fees.”14 Section 1(b)(2) of the Act declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. Section 1(b)(4) similarly declares it against the public interest to unduly concentrate control of investment companies through pyramiding. The Applicants submit, however, that none of these harms exist in the present situation.

There is no danger of control over the Extension Fund by the Company or of a layering of costs to Unitholders, including Electing Unitholders. Indeed, ownership of the Extension Fund as a BDC by the Company will exist for only a momentary period. In addition, the Proposed Transactions involve no layering of costs to Unitholders, including Electing Unitholders, since the Extension Fund will not incur any advisory, administrative, transfer agency, custody or similar fees until after completion of the Proposed Transactions. In these respects, the Proposed Transactions are of a similar (if not identical) nature to the types of transactions which Congress itself saw fit to except from Section 12(d)(1) through the enactment of Subsection (D) thereof.

V.	PRECEDENT

The Commission has previously granted substantially similar relief to an affiliate of the Applicants (the “Prior TCW Relief”).15 In addition, the Commission has previously granted similar relief to registered closed-end funds to facilitate spin-off transactions.16 However, unlike the relief requested herein, each of those closed-end fund transactions were premised on the mandatory participation of all investors in a new entity. Accordingly, these precedents involved every shareholder of the relevant fund receiving a mandatory pro rata distribution of shares of the new “spun off” entity. In contrast to these precedents, the Proposed Transactions will be structured through a distribution only to those Electing Unitholders who decide to participate in the Exchange, similar to those transactions contemplated in the Prior TCW Relief. Nonetheless,

[14]	H.R. Rep. No. 1381, 91st Cong., 2d Sess. 10 (1970).

[15]	See TCW Direct Lending LLC, et al., Investment Company Act Release No. 33110 (May 30, 2018).

[16]

See e.g., NexPoint Credit Strategies Fund, et al., Investment Company Act Release No. 31488 (February 26, 2015); Gabelli Dividend & Income Trust, et al., Investment Company Act Release No. 30970 (February 28, 2014); Royce Value Trust, Inc. et al., Investment Company Act Release No. 30500 (April 30, 2013).

the Applicants believe that protective measures contemplated by this application are responsive to the same concerns considered by the Commission in those closed-end fund contexts.

VI.	PROCEDURAL MATTERS

a.	Communications

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this application. Applicants further state that all written or oral communications concerning this application should be directed to:

Vadim Avdeychik

Clifford Chance US LLP

Two Manhattan West

375 9th Avenue

New York, New York 10001

(212) 878-8000

vadim.avdeychik@cliffordchance.com

With copies to:

Andrew Bowden, Esq.

Executive Vice President and General Counsel

The TCW Group, Inc.

515 South Flower Street

Los Angeles, CA 900717

(213) 244-0000

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the Act without conducting a hearing.

b.	Authorization

The verifications required by Rule 0-2(d) are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the Act, each Applicant declares that this application for a Commission order is signed by Andrew J. Kim as Chief Financial Officer of the Company and as Chief Financial Officer of the Extension Fund, David Wang as Managing Director of TAMCO and Zachary Edelman as Senior Vice President of TAMCO pursuant to the general authority vested in each of them as such by the governing documents of each Applicant, or pursuant to the resolutions attached hereto as Exhibit B.

All requirements for the execution and filing of this application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this 15th day of January, 2025.

VII.	CONCLUSION

On the basis of the foregoing, Applicants respectfully request that the Order sought by this application be issued (i) pursuant to Section 57(c) of the Act granting an exemption from Sections 57(a)(1) and 57(a)(2) of the Act, (ii) pursuant to Rule 17d-1 under the Act, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4) of the Act, and (iii) pursuant to Section 12(d)(1)(J), as made applicable to BDCs by Section 60, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C).

Dated: January 15, 2025

TCW DIRECT LENDING VII LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Chief Financial Officer

TCW SPECIALTY LENDING EVERGREEN FUND LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Authorized Signatory

TCW ASSET MANAGEMENT COMPANY LLC

By:	/s/ David Wang
Name: David Wang
Title: Managing Director

By:	/s/ Zachary Edelman
Name: Zachary Edelman
Title: Senior Vice President

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 12(d)(1)(J), 57(c), 57(i), and 60 of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated January 15, 2025 for and on behalf of TCW Direct Lending VII LLC, TCW Specialty Lending Evergreen Fund LLC and TCW Asset Management Company LLC, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

TCW DIRECT LENDING VII LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Chief Financial Officer

TCW SPECIALTY LENDING EVERGREEN FUND LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Authorized Signatory

TCW ASSET MANAGEMENT COMPANY LLC

By:	/s/ David Wang
Name: David Wang
Title: Managing Director

By:	/s/ Zachary Edelman
Name: Zachary Edelman
Title: Senior Vice President

Exhibit B

RESOLUTIONS OF THE COMPANY

Review and Approval of Company’s Exemptive Relief Application

WHEREAS, the Board of Directors has reviewed the Company’s exemptive relief application (the “Application”), a copy of which is included in the board materials (See Exhibit A), for an order of the SEC pursuant to Sections 12(d)(1)(J), 23(c)(3), 57(c), 57(i), 60 and 63 of the Act and Rule 17d-1 under the Act, permitting certain joint transactions as described in the Application that otherwise may be prohibited by Sections 12(d)(1)(A), 12(d)(1)(C), 23(c), 57(a)(1), 57(a)(2) and 57(a)(4) of the Act and Rule 17d-1 under 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Application, in substantially the form attached hereto as Exhibit A, with such changes and modifications as are determined necessary, advisable or appropriate by any such officers, such determination to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to the Board and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

RESOLUTIONS OF THE EXTENSION FUND

Review and Approval of Company’s Exemptive Relief Application

WHEREAS, the sole member has reviewed the Company’s exemptive relief application (the “Application”), a copy of which has been presented to the sole member, for an order of the SEC pursuant to Sections 12(d)(1)(J), 57(c), 57(i), 60 and 63 of the Act and Rule 17d-1 under the Act, any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify permitting certain joint transactions as described in the Application that otherwise may be prohibited by Sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4) of the Act and Rule 17d-1 under 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Application, in substantially the form presented to the sole member, with such changes and modifications as are determined necessary, advisable or appropriate by any such officers, such determination to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the officers of the Company shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to the sole member and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.